SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Continental Resources, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

212015 10 1

(CUSIP Number)

Eric S. Eissenstat

Senior Vice President, General Counsel, Chief Risk Officer and Secretary

Continental Resources, Inc.

20 N. Broadway

Oklahoma City, Oklahoma 73102

Tel: (405) 234-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 20, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON HAROLD G. HAMM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 253,273,086 (2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 253,273,086 (2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 253,273,086 (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.9% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Harold G. Hamm has sole voting and dispositive power with respect to all shares held by Mr. Hamm.

(2)	The share totals include open market purchases since the last amendment to this Schedule that totaled less than 1% of the registrant’s outstanding common stock.

(3)	Based on 373,112,044 shares of common stock outstanding as of April 30, 2015, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2015.

1	NAME OF REPORTING PERSON HAROLD HAMM FAMILY LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 252,770,552
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 252,770,552
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 252,770,552
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.7% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Harold G. Hamm has sole voting and dispositive power with respect to all shares held by Harold Hamm Family LLC.
(2)	Based on 373,112,044 shares of common stock outstanding as of April 30, 2015, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2015.

Item 1. Security and Issuer.

Item 1 is hereby amended and restated in its entirety as follows:

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) further amends and restates (where indicated) the Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on May 24, 2007 (as amended prior to this Amendment No. 5, and as further amended hereby, the “Schedule 13D”), and relates to the beneficial ownership by Harold G. Hamm and Harold Hamm Family LLC (collectively, the “Reporting Persons”) of the shares of common stock, par value $0.01 per share (“Common Stock”) of Continental Resources, Inc., an Oklahoma corporation (the “Issuer”), the address of which is 20 N. Broadway, Oklahoma City, Oklahoma, 73102. This Amendment No. 5 does not constitute an admission that the changes reported herein are “material” or that this Amendment No. 5 is required to be filed. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D. Except as provided herein, all items of the Schedule 13D remain unchanged.

Item 2. Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

(a) The names of the Reporting Persons filing this Statement are Harold G. Hamm and Harold Hamm Family LLC (“HHF”).

(b) The business address of Harold G. Hamm is 20 N. Broadway, Oklahoma City, Oklahoma 73102. The business address of HHF is Harold Hamm Family LLC c/o Hartzog Conger Cason & Neville, 1600 Bank of Oklahoma Plaza, 201 Robert S. Kerr Avenue, Oklahoma City, Oklahoma 73102. HHF is an estate planning and asset management vehicle established by Mr. Hamm.

(c) Harold G. Hamm is the Chief Executive Officer and Chairman of the Board of Directors of the Issuer.

(d) Neither of the Reporting Persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither of the Reporting Persons, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Harold G. Hamm is a United States Citizen. HHF is an Oklahoma limited liability company.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by appending the following information:

On July 20, 2015, the Harold G. Hamm Trust, successor to the Revocable Inter Vivos Trust of Harold G. Hamm (the “Trust”) contributed 252,770,552 shares of Common Stock to HHF in exchange for 100% of the limited liability company interest in HHF (the “HH Contribution”). As a result of his control over the voting and disposition of the shares of Common Stock held by HHF, Harold G. Hamm is reporting beneficial ownership of the shares of Common Stock held by HHF in this Amendment No. 5.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

Mr. Hamm and HHF may, either directly or through one or more affiliates, from time to time or at any time, subject to market and general economic conditions and other factors, purchase additional shares of common stock of the Issuer in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of such shares now owned or hereafter acquired to one or more purchasers. In addition, HHF may be used as a vehicle for the consolidation of assets held directly or indirectly by Mr. Hamm and his family, including shares of Common Stock of the Issuer.

As of the date of this Amendment No. 5 to Schedule 13D and except as disclosed herein, neither Mr. Hamm nor HHF has any plans or proposals which relate to or would result in any of the following actions:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) As of the date of this Amendment No. 5, Mr. Hamm beneficially owns 253,273,086 shares of Common Stock, or 67.9% of the outstanding shares of Common Stock, including the 252,770,552 shares of Common Stock held by HHF and 201,450, 124,000 and 177,084 shares of restricted Common Stock held by Mr. Hamm, which vest on February 15, 2016, February 15, 2017 and February 15, 2018, respectively. The foregoing percentage is based on 373,112,044 shares of Common Stock outstanding as of April 30, 2015, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the SEC on May 6, 2015.

As of the date of this Amendment No. 5, HHF beneficially owns 252,770,552 shares of Common Stock, or 67.7% of the outstanding shares of Common Stock. This percentage is based on 373,112,044 shares of Common Stock outstanding as of April 30, 2015, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the SEC on May 6, 2015.

(b) Mr. Hamm has sole voting and dispositive power with respect to 253,273,086 shares of Common Stock, including the 252,770,552 shares of Common Stock held by HHF.

(c) Other than the HH Contribution, neither Reporting Person has effected any transactions in the Common Stock in the last 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Other Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by the following:

Pursuant to the operating agreement of HHF, Mr. Hamm serves as the manager of HHF and may be removed as manager only by a majority vote of the percentage interests. The manager has the exclusive power and authority to manage and control all business and affairs of HHF and to make all decisions for and on behalf of HHF. The power and authority of the manager includes the sole power and authority to vote all shares of Common Stock held by HHF; to sell or otherwise transfer any shares of Common Stock held by HHF; and cause HHF to purchase additional shares of Common Stock. Distributions by HHF are determined by the manager and distributed in accordance with the percentage interests of its members.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

Exhibit Number	Description of Exhibit

99.1	Joint Filing Agreement.

99.2	Operating Agreement of Harold Hamm Family LLC.

99.3	Power of Attorney.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 5 is true, complete and correct.

Date: July 27, 2015

By:	/s/ Harold G. Hamm
Harold G. Hamm

HAROLD HAMM FAMILY LLC

By:	/s/ Harold G. Hamm
Name:	Harold G. Hamm
Title:	Manager